SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EBITDA grows 106% from 1Q15 to set a new quarterly record of R$3.1 billion

Braskem Idesa starts production of polyethylene in Mexico

HIGHLIGHTS:

Brazil:

▶  Demand for resins (PE, PP and PVC) amounted to 1.2 million tons in 1Q16, growing 8% from 4Q15. Compared to 1Q15, demand contracted 18%, reflecting the restocking trend in the plastics converters chain in that quarter, which increased demand in the first quarter of 2015. In 1Q16, sales came to 782 kton, down 18% from 1Q15, in line with the contraction in the domestic market in the period.

▶  Braskem’s crackers operated at an average capacity utilization rate of 89% in 1Q16, in line with 1Q15 and 6 p.p. higher than in 4Q15, reflecting the good operating performance in the Southern Complex and the normalization of operations at the São Paulo Complex. The Rio de Janeiro Complex continued to operate at a low capacity utilization rate due to lower feedstock deliveries in 1Q16.

▶  Braskem posted resins exports in the quarter of 415 kton, increasing 62% from 1Q15 and offsetting the contraction in the domestic market. Exports of key basic petrochemicals came to 262 kton, down 12% from 1Q15, due to the prioritization of propylene for the production of PP, which registered record of exports in the quarter.

▶  In 1Q16, the units in Brazil, including exports, posted EBITDA of R$2,165 million, accounting for 72% of consolidated EBITDA and growing 61% from 1Q15.

United States and Europe:

▶  In the United States and Europe unit, the PP plants operated at an average capacity utilization rate of 100% in 1Q16, reflecting the good operating efficiency and strong demand for PP, mainly in the United States.

▶  Production at the units in the United States and Europe amounted to 499 kton in 1Q16, growing 8% from 1Q15. Sales amounted to 500 kton, growing 9% from 1Q15.

▶  Supported by healthy production and sales performance, the units in the United States and Europe posted EBITDA of R$855 million (US$219 million), accounting for 28% of consolidated EBITDA.

Mexico:

▶  As part of the gradual ramp-up of the petrochemical complex in Mexico launched in December with the utilities area, Braskem Idesa successfully completed the startup of the cracker and the specification of ethylene in March. In April, the petrochemical complex reached another important milestone with the production of its first lot of PE after the startup of the first PE plant.

Braskem – Consolidated:

▶  Consolidated EBITDA in 1Q16 amounted to R$3,058 million, growing R$1,573 million or 106% in relation to 1Q15. The main factors contributing to this performance were: (i) higher total sales volume; (ii) better spreads for basic petrochemicals and PP in the USA and Europe; (iii) higher resin export volume; (iv) continued good performance of the United States and Europe operations; and (v) average Brazilian real depreciation of 37% between the periods. In U.S. dollar, EBITDA amounted to US$780 million, increasing 54% compared to 1Q15.

▶  Consolidated net income in the quarter came to R$747 million, with R$775 million attributed to shareholders, which corresponds to the net income of the Parent Company.

▶  Braskem’s cash generation in the period enabled it to reduce its corporate leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, to 1.72 times, which is the lowest level of the last 10 years and 33% lower than in 1Q15.

▶  EXECUTIVE SUMMARY

The year 2016 began with a challenging economic scenario for Brazil’s chemical industry. According to the monthly report published by the Brazilian Chemical Manufacturers' Association (Abiquim), production in the chemical industry fell 0.93% on the prior-year period and registered an average capacity utilization rate of 76%, which represents a decline of 3 p.p. and the lowest level ever in the historical data series.

In this context, Braskem's operations in Brazil focused on keeping its crackers operating at high utilization rates to meet domestic demand and to export resins and basic petrochemicals by capturing opportunities in the global market.

The United States and Europe operations focused on maintaining their operating performance by taking advantage of the strong demand for PP in these markets.

In Mexico, the major challenge was the startup of the cracker at the petrochemical complex with the specification of ethylene and the consequent startup of the first PE plant.

Brazil:

The sharp slowdown in key sectors of the Brazilian economy, such as services, construction and infrastructure, continued to affect the labor market by reducing employment and income levels, making credit more expensive and consequently reducing household spending and investment. The central bank’s Economic Activity Index report points to a contraction of 4.63% in the year to February compared to the same period last year.

Brazil's resin consumption in the period amounted to 1,168 kton, which represents a decline of 18% compared to 1Q15, when consumption was severely affected by a restocking trend in the plastic converters chain, and growth of 8% compared to 4Q15.

In this scenario, Braskem sold 780 kton of resins in Brazil’s domestic market in 1Q16, which is 18% less than in 1Q15, in line with the contraction in the domestic market.

The weaker domestic market led Braskem to export 415 thousand tons of resins, 62% more in relation to 1Q15, demonstrating the importance of its international expansion strategy. Braskem’s presence in the United States and Europe and its commercial offices overseas have strengthened its relationship with international clients and support stronger export flows from Brazil, which allowed it to keep the capacity utilization rates of its crackers stable and ensure its operating efficiency.

In the international market, the Brent oil price declined over the course of 1Q16 to end the period quoted at US$34/barrel, which was 38% and 22% lower than in 1Q15 and 4Q15, respectively, reflecting the higher supply of oil in the international market. In this scenario, naphtha, the main feedstock used by the global petrochemical industry, registered an average price in the quarter of US$321/ton, representing declines of 31% from 1Q15 and 22% from 4Q15.

The average price of natural gas in the United States in the quarter was US$118/ton (US$2.35/MMBTU), down 23% from 1Q15.

In this scenario, the competitive advantage of gas-based producers in the United States compared to naphtha-based producers continues to narrow in the quarter.

The average international spread1  for the thermoplastic resins produced by Braskem in Brazil2  in the quarter stood at US$616/ton, down 7% from 1Q15 and up 6% from 4Q15, with higher spreads for all resins.  For key basic petrochemicals3, the average spread in the quarter was US$342/ton, which represents increases of 16% from 1Q15, driven mainly by the spreads for benzene and paraxylene, and of 7% from 4Q15.

United States, Europe and Mexico:

1 Difference between the price of petrochemicals and the price of naphtha.

2 53% PE (USA), 34% PP (Asia) and 12% PVC (Asia), based on the capacity mix of Braskem’s industrial units in Brazil.

3 30% ethylene and propylene, 45% BTX (base Europe) 15% Butadiene and 10% Cumene, based on the capacity mix of Braskem’s industrial units in Brazil.

Braskem’s operations in the United States and Europe continued to deliver important results in 1Q16 due to their operating performance, high margins and stronger demand for PP driven by economic growth. In this scenario, the PP plants in the United States and Europe operated at an average capacity utilization rate of 100% to produce 499 kton, or 8% more than in 1Q15.

PP spreads4 in the United States expanded 8% from 4Q15 and 116% from 1Q15, reflecting the decline in propylene prices due to oversupply, lower oil prices and strong demand for PP.

The petrochemical complex in Mexico, which is operated by the subsidiary Braskem Idesa, registered an important milestone in the quarter with the startup of the cracker and production of the first lot of PE.

Braskem – Consolidated:

Braskem consolidated EBITDA in 1Q16 came to R$3,058 million, advancing R$1,573 million or 106% from 1Q15. The main factors contributing to this performance were: (i) higher total sales volume; (ii) better spreads for basic petrochemicals and PP in the United States and Europe; (iii) higher volume of resin exports; (iv) continued good performance of the United States and Europe operations; and (v) average Brazilian real depreciation of 37% between the periods. In U.S. dollar, EBITDA amounted to US$780 million, increasing 54% compared to 1Q15.

In this context, Braskem’s overseas net revenue (excluding resales of naphtha and condensate, and including exports) represented 44% of consolidated net revenue.

Consolidated net income in the quarter came to R$747 million, with R$775 million attributed to shareholders, which corresponds to the net income of the Parent Company.

At the end of 1Q16, Braskem’s net debt stood at US$5,334 million, decreasing 6% from the balance at the end of 1Q15 and 1% from the balance at the end of 4Q15. The reduction in net debt combined with the recovery in EBITDA in the last 12 months led financial leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, to continue to decline from 1.91 times at end‑2015 to 1.72 times at end-1Q16.

Braskem’s cost-cutting program delivered an effective gain of R$67 million in the quarter. To date, the program has delivered an effective gain of R$176 million and a recurring gain of R$248 million. The gains are distributed in the following categories: reduction of fixed and variable costs and optimization of investments. The expectation is for the program to reach a recurring gain of approximately R$315 million by yearend.

4 Difference between the U.S. PP price and the U.S. Propylene price.

▶  BRAZIL

Braskem’s results in Brazil are formed by the following segments: Basic Petrochemicals, Polyolefins, Vinyls and Chemical Distribution.

In 1Q16, these segments posted net revenue of R$12,002 million and EBITDA of R$2,165 million, accounting for 83% and 72%, respectively, of the Company’s consolidated segments.

Income Statement (R$ million)	1Q16	4Q15	1Q15	Change	Change
BRAZIL	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Revenue	12,002	12,046	10,539	0%	14%
Cost of Good Sold	(9,709)	(9,651)	(9,096)	1%	7%
Gross Profit	2,293	2,395	1,443	-4%	59%
Gross Margin	70%	88%	56%	-	-
DVGA	(558)	(646)	(516)	-14%	8%
Other Operating Income (expenses)	(43)	(265)	(8)	-	-
EBITDA	2,165	1,934	1,348	12%	61%
EBITDA Margin	18%	16%	13%	2.0 p.p.	5.3 p.p.

The performance of each segment is presented below:

1.   BASIC PETROCHEMICALS:

The Basic Petrochemicals Unit is formed by and operates 4 petrochemical complexes (Camaçari, Triunfo, São Paulo and Rio de Janeiro) producing olefins, aromatics and utilities.

These units have total annual ethylene production capacity of 3,952 ktons, of which approximately 78% is naphtha-based, 16% is gas-based and the remainder is ethanol-based. Of the total ethylene produced by the Basic Petrochemicals Unit, approximately 80% is transfered for use by Braskem’s Polyolefins and Vinyls units.

Total annual propylene production capacity is 1,585 ktons, of which 85% on average is transfered for use by the Company’s Polyolefins Unit.

The income statement of the Basic Petrochemicals Unit is presented below:

Income Statement (R$ million)	1Q16	4Q15	1Q15	Change	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Revenue	5,950	6,297	5,100	-6%	17%
Cost of Good Sold	(4,815)	(5,247)	(4,630)	-8%	4%
Gross Profit	1,135	1,051	470	8%	142%
Gross Margin	19%	17%	9%	-	-
DVGA	(155)	(202)	(157)	-23%	-2%
Other Operating Income (expenses)	(33)	(159)	(7)	-	-
EBITDA	1,239	986	560	26%	121%
EBITDA Margin	21%	16%	11%	5.2 p.p.	9.8 p.p.

Capacity Utilization: in 1Q16, the crackers operated at an average capacity utilization rate of 89%, in line with 1Q15 and increasing 6 p.p. from 4Q15. Highlights in the quarter include the excellent performance of the cracker at the Triunfo Complex, which reached 100% capacity utilization, and the normalization of activities at the São Paulo Complex after the incident in 4Q15.

Production: production in the quarter was stable compared to 1Q15 and 7% higher than in 4Q15, due to the normalization of production at the São Paulo cracker.

Performance (tons)	1Q16	4Q15	1Q15	Change	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)

Production
Ethylene	831,422	786,949	826,657	6%	1%
utilization rate	89%	83%	89%
Propylene	341,327	329,136	346,739	4%	-2%
Cumene	56,553	42,931	47,395	32%	19%
Butadiene	100,802	89,959	92,137	12%	9%
BTX*	249,741	224,140	244,812	11%	2%
Total Production	1,579,846	1,473,115	1,557,740	7%	1%

BTX* = Benzene, Toluene and Paraxylene

Sales Volume – Domestic Market: in 1Q16, domestic sales to third parties of key basic petrochemicals amounted to 454 kton, up 6% from 4Q15, explained by the normalization of activities at the cracker of the São Paulo Complex after the incident in that period.

Furthermore, the Basic Petrochemicals unit transfers ethylene and propylene to the Polyolefins Unit and ethylene to the Vinyls Unit. In 1Q16, transfers amounted to 669 kton of ethylene and 292 kton of propylene, representing an increase of 4% from 4Q15.

Performance (tons)	1Q16	4Q15	1Q15	Change	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Transferências
Eteno	668,721	659,481	695,689	1%	-4%
Propeno	291,769	261,431	275,421	12%	6%
Total Transferência	960,490	920,911	971,110	4%	-1%
Sales - Domestic Market
Ethylene	127,181	103,608	118,188	23%	8%
Propylene	60,747	65,431	46,552	-7%	30%
Cumene	49,530	49,848	49,046	-1%	1%
Butadiene	49,832	47,676	57,521	5%	-13%
BTX*	167,354	160,348	146,797	4%	14%
Total Domestic Market	454,645	426,911	418,103	6%	9%

BTX* = Benzene, Toluene and Paraxylene

Net Revenue - Domestic Market: net revenue in the quarter came to R$4,989 million, including R$2,747 million related to sales 5 to the Polyolefins and Vinyls units, which represents an increase of 16% from 1Q15 and is basically explained by the higher sales volume and higher prices of certain basic petrochemicals, such as benzene and paraxylene. In U.S. dollar, net revenue from domestic sales stood at US$1,276 million.

Export Volume: in 1Q16, exports of key basic petrochemicals came to 176 kton, down 10% on the volume exported in 1Q15, mainly due to the higher volume of propylene transferred to the Company’s Polyolefins Unit. The main destinations of Braskem’s exports were North America and Asia.

Performance (tons)	1Q16	4Q15	1Q15	Change	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)

Sales - International Market
Ethylene	23,784	20,128	12,093	18%	97%
Propylene	19,314	36,073	53,322	-46%	-64%
Cumene	-	-	-	0%	0%
Butadiene	52,907	43,710	34,891	21%	52%
BTX*	80,311	84,165	96,677	-5%	-17%
Total Exports	176,317	184,076	196,982	-4%	-10%

BTX* = Benzene, Toluene and Paraxylene

5 Figures for the sales of basic petrochemicals to the Polyolefins and Vinyls units are presented here on a managerial basis solely to show the result allocated to each segment.

Net Revenue – Export Market: net revenue from exports of basic petrochemicals was R$961 million in 1Q16, up 22% from 1Q15, which is basically explained by the effect from exchange variation between the periods and by the higher sales volumes and prices of ethylene and butadiene. In U.S. dollar, net revenue from exports stood at US$246 million.

COGS: naphtha, HLR (refinery gas), ethane and propane are the main feedstocks used by the Basic Petrochemicals Unit to produce olefins and aromatics.

Petrobras supplies 100% of the HLR, ethane and propane consumed by Braskem and around 70% of the naphtha, with the remainder met by imports.

In 1Q16, the cost of goods sold of the Basic Petrochemicals Unit was R$4.8 billion, up 4% compared to 1Q15. The lower feedstock prices were offset by the Brazilian real depreciation and higher production volume in the period. In U.S. dollar, COGS came to US$1.2 billion, down 24% from the same period last year.

The average price of naphtha (average n-1 quote), the reference for supply in the domestic market, stood at US$333/ton, down 37% from 1Q15, when the average price was based on the three-month moving average. The average price of ARA naphtha (the price reference for imported naphtha) was US$321/ton, down 31% from 1Q15.

The Mont Belvieu price reference for ethane consumed by the Rio de Janeiro cracker decreased 16% from 1Q15, to US$16 ¢/gal (US$117/ton). The propane price decreased 28% to US$38 ¢/gal (US$201/ton).

Gross Profit: In 1Q16, the Basic Petrochemicals Unit posted gross profit of R$1.1 billion, an increase of 142% from 1Q15. As a result, the segment’s gross margin expanded from 9% in 1Q15 to 19% in 1Q16.

SG&A Expenses: Selling, general and administrative expenses were R$155 million, down 2% from the year-ago quarter.

EBITDA: EBITDA in the period amounted to R$1,239 million, growing 121% or R$679 million from 1Q15, which is explained by: (i) higher total sales volume associated with the better spreads in the international market for certain basic petrochemicals, such as benzene and paraxylene; (ii) lower prices for naphtha, ethane and propane; and (iii) Brazilian real depreciation of 37% between the periods. In U.S. dollar, EBITDA amounted to US$317 million, growing 62% from 1Q15, with EBITDA margin expanding 10 p.p. to 21%.

EBITDA of Basic Petrochemicals accounted for 41% of consolidated EBITDA, compared to 38% in 1Q15.

2.   POLYOLEFINS

The Polyolefins segment is formed by the 18 industrial plants of the Polyethylene (PE) and Polypropylene (PP) units in Brazil, including the production of Braskem’s Green PE, which is made from a renewable raw material.

The industrial operations consist of the PE and PP plants located in the petrochemical complexes of Triunfo, Camaçari, São Paulo and Rio de Janeiro, which have combined annual production capacity of 3,055 kton of PE, with 200 kton of Green PE and 1,850 kton of PP.

The income statement of the Polyolefins Unit is presented below:

Income Statement (R$ million)	1Q16	4Q15	1Q15	Change	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Revenue	5,092	4,785	4,606	6%	11%
Cost of Good Sold	(4,049)	(3,659)	(3,714)	11%	9%
Gross Profit	1,043	1,126	892	-7%	17%
Gross Margin	20%	24%	19%	-	-
DVGA	(314)	(348)	(277)	-10%	13%
Other Operating Income (expenses)	(12)	(63)	(6)	-	-
EBITDA	828	829	720	0%	15%
EBITDA Margin	16%	17%	16%	-1.0 p.p.	0.6 p.p.

Capacity Utilization: The PE plants operated at an average capacity utilization rate of 83% in the quarter, down 5 p.p. from the same period in 2015, mainly due to the decline of approximately 4% in production in Bahia and the limited supply of ethane to the cracker in the Rio de Janeiro Complex. Compared to 4Q15, the average capacity utilization rate at the PE plants increased 2 p.p., due to the incident at the São Paulo complex in that period.

The PP plants operated at an average capacity utilization rate of 89%, or 17 p.p. higher than in 1Q15, which is explained by record-high polymer production in the quarter, due to improvements in the supply of propylene to the Basic Petrochemicals Unit. Compared to 4Q15, the capacity utilization rate of the PP plants increased 13 p.p..

Production: Production in the Polyolefins segment in the quarter increased 4% compared to 1Q15 and 3% compared to 4Q15, led by the production of PP.

Performance (tons)	1Q16	4Q15	1Q15	Change	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)

Production
PE's	629,737	623,150	654,264	1%	-4%
utilization rate	83%	81%	88%
PP	408,228	384,322	347,108	6%	18%
utilization rate	83%	76%	72%
Total Production	1,037,965	1,007,472	1,001,372	3%	4%

Brazilian Market: the estimated market for polyolefins (PE and PP) in 1Q16 was 916 kton, contracting 19% from 1Q15, which is primarily explained by the continued economic recession, which especially affected the automotive and white goods industries, and by the strong restocking trend in the manufacturing industry during 1Q15.

Compared to 4Q15, the estimated market for polyolefins expanded 7% in 1Q15, driven mainly by seasonality.

Sales Volume - Domestic Market: In 1Q16, domestic sales volume followed the contraction in Brazilian resin demand and amounted to 661 kton, which is 17% lower than in 1Q15. Meanwhile, market share stood at 72%, advancing 1 p.p. from 1Q15.

Compared to 4Q15, sales volume in the domestic market increased 4%, mainly due to seasonality.

Performance (tons)	1Q16	4Q15	1Q15	Change	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Sales - Domestic Market
PE's	391,425	378,276	487,677	3%	-20%
PP	269,267	255,084	312,046	6%	-14%
Total Domestic Market	660,692	633,361	799,723	4%	-17%

Net Revenue - Domestic Market: In 1Q16, net revenue came to R$3,383 million, down 6% from 1Q15, mainly due to the lower volume of resin sales and the lower PE and PP prices in the international market,

which were partially offset by the Brazilian real depreciation. In U.S. dollar, net revenue from the unit’s domestic sales came to US$865 million, down 31% from 1Q15.

Export Volume: In 1Q16, exports by the Polyolefins Unit amounted to 381 kton, increasing 48% compared to 1Q15, with the highlight the exports of PP, which were destined primarily to South America, Europe and North America.

Performance (tons)	1Q16	4Q15	1Q15	Change	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)

Sales - International Market
PE's	244,227	186,721	203,664	31%	20%
PP	136,580	88,365	52,788	55%	159%
Total Exports	380,807	275,086	256,452	38%	48%

Net Revenue - Export Market: Net revenue from exports amounted to R$1,709 million, increasing 67% from 1Q15, driven by the higher sales volume. In U.S. dollar, net revenue from exports came to US$437 million, 22% higher than in 1Q15

COGS: Ethylene and propylene are the main feedstocks used to make PE and PP, respectively. All of the ethylene used in PE production is supplied by the Basic Petrochemicals Unit. Approximately 60% of the propylene consumed to produce PP is also supplied by the Basic Petrochemicals Unit, with Petrobras supplying the remainder.

In 1Q16, UNPOL's cost of goods sold (COGS) amounted to R$4 billion, increasing 8% from 1Q15. The lower feedstock prices were offset by the Brazilian real depreciation and higher production volume in the period.

The average price of the international reference for propylene in the U.S. Gulf (USG) stood at US$683/ton, declining 38% from 1Q15, reflecting the product’s oversupply in the U.S. market. The average price of the international reference for ethylene in Europe (NWE), which is used for internal transfers, stood at US$933/ton, decreasing 5% from 1Q15 and 7% from 4Q15.

Gross Profit: In 1Q16, the Polyolefins Unit posted Gross Profit of R$1.1 billion, an increase of 17% from 1Q15. Gross margin in the segment expanded from 19% in 1Q15 to 20% in 1Q16.

SG&A Expenses: Selling, general and administrative expenses were R$314 million, increasing 13% from 1Q15.

EBITDA: EBITDA amounted to R$828 million, growing 15% from 1Q15. The contraction in international spreads and lower domestic sales were offset by exports and the Brazilian real depreciation of 37% in the period. In U.S. dollar, EBITDA came to US$212 million, decreasing 16% from 1Q15. EBITDA margin stood at 16%, stable compared to 1Q15 and 4Q15.

EBITDA from polyolefins accounted for 27% of consolidated EBITDA, compared to 49% in 1Q15.

3.   VINYLS

The Vinyls segment is formed by the industrial and commercial operations of the PVC, Chlorine and Caustic Soda units, as well as other products such as hydrogen and sodium hypochlorite in Brazil.

The industrial operations include four PVC plants located in the petrochemical complexes in Camaçari and Alagoas and the two chlor-alkali plants located in the same two petrochemical complexes.

Braskem’s annual production capacity is 710 kton of PVC and 539 kton of caustic soda.

The income statement of the Vinyls Unit is presented below:

Income Statement (R$ million)	1Q16	4Q15	1Q15	Change	Change
VINYLS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Revenue	746	724	640	3%	17%
Cost of Good Sold	(677)	(568)	(600)	19%	13%
Gross Profit	70	156	40	-55%	74%
Gross Margin	9%	22%	6%	-	-
DVGA	(55)	(64)	(51)	-13%	8%
Other Operating Income (expenses)	0	(42)	5	-	-
EBITDA	84	108	57	-22%	46%
EBITDA Margin	11%	15%	9%	-3.6 p.p.	2.3 p.p.

Capacity Utilization:  In 1Q16, the PVC plants operated at a capacity utilization rate of 71%, down 5 p.p. from 1Q15, due to the scheduled maintenance shutdowns in Alagoas (15 days) and Bahia (23 days). Compared to 4Q15, the capacity utilization of the PVC plants declined by 11 p.p..

Production: Production of PVC and caustic soda in the quarter decreased 2% compared to 1Q15 and 11% compared to 4Q15, also reflecting the maintenance shutdowns.

Performance (tons)	1Q16	4Q15	1Q15	Change	Change
VINYLS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Production
PVC	125,906	146,836	132,354	-14%	-5%
utilization rate	71%	82%	76%
Caustic Soda	105,727	114,372	102,814	-8%	3%
Total Production	231,634	261,209	235,168	-11%	-2%

Brazilian Market: in 1Q16, estimated PVC consumption amounted to 251 kton, decreasing 16% from 1Q15 and increasing 13% from 4Q15.

Sales Volume – Domestic Market: PVC sales in the domestic market amounted to 120 kton in 1Q16, down 22% from 1Q15.

Sales	1Q16	4Q15	1Q15	Var.	Var.
tons	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Domestic Market	250,627	221,211	298,118	13%	-16%
Braskem Sales Volume	119,698	117,680	154,051	2%	-22%
Market Share	48%	53%	52%	-5p.p.	-4 p.p.

Net Revenue – Domestic Market: In 1Q16, net revenue was R$656 million, advancing 3% on the net revenue recorded in 1Q15, which is mainly explained by the Brazilian real depreciation. In U.S. dollar, net revenue from domestic sales stood at US$168 million.

Export Volume: Due to the weaker domestic market, Braskem exported part of its PVC production for the fourth straight quarter. In 1Q16, PVC exports came to 34 kton. The main destinations of exports were India and Turkey.

Net Revenue – Export Market: Net revenue from exports in the quarter came to R$90 million.

COGS: Ethylene and energy are the main inputs used by the Vinyls unit to produce caustic soda, chlorine and PVC. The ethylene is supplied by the Basic Petrochemicals Unit.

In 1Q16, cost of goods sold (COGS) in the Vinyls segment came to R$677 million, increasing 13% from 1Q15.

Gross Profit: In 1Q16, gross profit from the unit came to R$70 million, 74% more than in 1Q15. Gross margin in the segment expanded from 6% in 1Q15 to 9% in 1Q16.

SG&A Expenses: Selling, general and administrative expenses were R$55 million, increasing 8% from 1Q15.

EBITDA: EBITDA stood at R$84 million, growing 46% from 1Q15, due to better international spreads in Asia and Brazilian real depreciation. In U.S. dollar, EBITDA amounted to US$21 million, up 7% from 1Q15, with EBITDA margin expanding 2 p.p. to 11%.

EBITDA from the Vinyls Unit accounted for 3% of the consolidated EBITDA, compared to 4% in 1Q15.

4.   CHEMICALS DISTRIBUTION (quantiQ):

The chemicals distribution segment has a portfolio of more than 1,500 products. The products are classified as Commodities, Performance and Specialties.

The income statement of the Chemicals Distribution unit is presented below:

Income Statement (R$ million)	1Q16	4Q15	1Q15	Change	Change
DISTRIBUTION	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Revenue	214	239	193	-11%	11%
Cost of Good Sold	(169)	(177)	(152)	-5%	11%
Gross Profit	45	62	41	-28%	10%
Gross Margin	21%	26%	21%	-	-
DVGA	(34)	(32)	(30)	7%	14%
Other Operating Income (expenses)	2	(2)	0	-	-
EBITDA	14	11	11	20%	27%
EBITDA Margin	6%	5%	6%	1.6 p.p.	0.8 p.p.

Sales Volume: Compared to 1Q15, sales volume advanced 6%, reflecting the favorable performances of the commodities methanol and caustic soda. Compared to 4Q15, sales volume contracted 11%, explained by the country’s recession, though with strong performances by the products aliphatics and oils.

Net Revenue: In 1Q16, net revenue amounted to R$214 million, increasing 11% from the net revenue posted in 1Q15, mainly explained by the Brazilian real depreciation. Compared to 4Q15, net revenue declined 11%, impacted by the contraction in the domestic market.

COGS: The main costs of the Chemicals Distribution Unit are related to the acquisition of the products it distributes.

In 1Q16, the segment’s cost of goods sold (COGS) was R$169 million, increasing 11% from 1Q15, impacted by the Brazilian real depreciation between the periods.

Gross Profit: In 1Q16, gross profit came to R$45 million, 10% higher than in 1Q15. Gross margin from the segment was 6%, stable in relation to 1Q15.

SG&A Expenses: Selling, general and administrative expenses were R$34 million, increasing 14% from 1Q15.

EBITDA: EBITDA amounted to R$14 million, growing 27% from 1Q15. In U.S. dollar, EBITDA amounted to US$4 million, decreasing 7% from 1Q15, with EBITDA margin stable at 6%. EBITDA from chemicals distribution accounted for around 1% of consolidated EBITDA, unchanged from 1% in 1Q15.

▶  INTERNATIONAL BUSINESS

Braskem’s overseas results are formed by the polypropylene plants and commercial operations in the United States and Europe.

5.   UNITED STATES AND EUROPE

The unit’s results are formed by five industrial plants in the United States and two in Europe, with aggregate annual production capacity of 2,010 kton, of which 1,465 kton is in the United States and 545 kton in Europe.

The units registered net revenue of R$2,535 (US$648 million) and EBITDA of R$855 (US$219 million), which accounts for 17% and 28%, respectively, of the Company’s consolidated results.

The income statement of the United States and Europe unit is presented below:

Income Statement (US$ million)	1Q16	4Q15	1Q15	Change	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Revenue	649	615	613	6%	6%
Cost of Good Sold	(416)	(462)	(555)	-10%	-25%
Gross Profit	233	153	58	52%	303%
Gross Margin	36%	25%	9%	-	-
DVGA	(31)	(38)	(31)	-16%	0%
Other Operating Income (expenses)	1	(2)	0	-	-
EBITDA	219	131	44	67%	403%
EBITDA Margin	34%	21%	7%	12.4 p.p.	26.6 p.p.
Net Income - R$ million	2,535	2,363	1,751	7%	45%
EBITDA - R$ million	855	505	128	69%	567%

Capacity Utilization: Capacity utilization at the United States and Europe unit reached 100% in 1Q16, up 7 p.p. and 2 p.p., respectively from 1Q15 and 4Q15, reflecting primarily the strong demand for PP in the region.

Production: In 1Q16, production increased by 8% from 1Q15 and decreased by 2% from 4Q15.

Performance (tons)	1Q16	4Q15	1Q15	Change	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Production
PP	499,233	509,806	460,866	-2%	8%
utilization rate	100%	101%	93%

Market: U.S. demand for PP in the quarter amounted to approximately 1,920 kton, growing 3% compared to 1Q15.

Sales Volume: PP sales volume in the quarter was 500 kton, increasing 9% from 1Q15, explained mainly by the recoveries in the local economies and the unit’s better operating performance.

	Performance (tons)	1Q16	4Q15	1Q15	Change	Change
	UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Sales
PP		499,577	517,329	460,278	-3%	9%

Net Revenue: In 1Q16, net revenue came to US$ 649 million, growing 6% from 1Q15, reflecting the higher sales volume and prices.

COGS: The main feedstock used by the United States and Europe unit to produce PP is propylene, which is supplied by various local producers.

In 1Q16, cost of goods sold (COGS) in the United States and Europe unit was US$416 million, decreasing 25% from 1Q15, affected mainly by the lower propylene price. The average price of the international reference for propylene in the U.S. Gulf (USG) stood at US$683/ton, down 38% from the same quarter last year, reflecting the oversupply of propylene in the U.S. market and lower oil prices.

The average price of the international reference for propylene in Europe was US$639/ton, decreasing 31% from 1Q15, reflecting the oversupply of propylene and lower oil prices.

Gross Profit: In 1Q16, gross profit came to US$233 million, increasing 303% from 1Q15.

SG&A Expenses: Selling, general and administrative expenses amounted to US$31 million, in line with 1Q15.

EBITDA: EBITDA amounted to US$219 million, increasing 403% from 1Q15. This performance is explained by the 9% growth in sales volume combined with 116% increase in the PP-Propylene spread in the USA.

EBITDA from the United States and Europe units in Brazilian real amounted to R$855 million, accounting for 28% of consolidated EBITDA, compared to 9% in 1Q15.

▶  CONSOLIDATED

The consolidated figures are formed by the results from the segments in Brazil, the United States and Europe, by the pre-operating expenses from Mexico and by eliminations and reclassifications, as shown in the following table:

Results by Segment (in R$ million)	Net Revenue	COGS	Gros Profit	SG&A	Equity	Other Revenues and Costs	Operating Profit	Total Deprec.	EBITDA
Brazil	12,002	(9,709)	2,293	(558)	-	(43)	1,692	(473)	2,165
Basic Petrochemicals	5,950	(4,815)	1,135	(155)	-	(33)	948	(291)	1,239
Polyolefins	5,092	(4,049)	1,043	(314)	-	(12)	717	(111)	828
Vinyls	746	(677)	70	(55)	-	0	14	(69)	84
Chemicals Distribution	214	(169)	45	(34)	-	2	12	(1)	14
United States and Europe	2,535	(1,624)	911	(123)	-	2	790	-	855
Segments Total	14,537	(11,332)	3,204	(681)	-	(41)	2,482	(473)	3,021
Other Segments	171	(165)	6	(31)	-	(3)	(29)	(0)	(29)
Corporate Unit	-	-	-	(20)	2	(20)	(38)	(17)	(21)
Consolidated before eliminations	14,708	(11,498)	3,210	(732)	2	(65)	2,413	(490)	2,970
Eliminations and reclassifications	(2,536)	2,573	37	21	-	-	58	(93)	88
Braskem Total	12,172	(8,925)	3,247	(711)	2	(65)	2,472	(583)	3,058

Braskem’s consolidated income statement is presented below:

Income Statement (R$ million)	1Q16	4Q15	1Q15	Change	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Revenue	12,172	12,332	10,195	-1%	19%
Cost of Good Sold	(8,925)	(9,524)	(8,590)	-6%	4%
Gross Profit	3,247	2,809	1,605	16%	102%
Gross Margin	27%	23%	16%	-	-
SG&A	(710)	(768)	(599)	-8%	18%
Other Operating Income (expenses)	(65)	(542)	(40)	-	-
Consolidated EBITDA	3,058	2,234	1,485	37%	106%
Consolidated EBITDA Margin	25.1%	18.1%	14.6%	7.0 p.p.	10.6 p.p.
Net Revenues - US$ million	3,113	3,209	3,561	-3%	-13%
Consolidated EBITDA - US$ million	780	581	508	34%	54%

▪ Net Revenue

In 1Q16, Braskem's consolidated net revenue amounted to R$12.2 billion, growing 19% from 1Q15, driven by the higher total sales volume and the Brazilian real depreciation of 37% between the periods.

In U.S. dollar, Braskem's consolidated net revenue was US$3.1 billion, down 13% from 1Q15, which is basically explained by the lower volume of thermoplastic resin sales and the lower resins prices in the international market.

Excluding naphtha/condensate resales from the analysis, revenue in the quarter decreased 12% in U.S. dollar and increased 20% in Brazilian real.

Consolidated revenue from the overseas market (USA, Europe and exports from Brazil), excluding resales of naphtha and condensate, came to R$5 billion, accounting for 44% of Braskem’s total revenue, of which R$2.5 billion came from exports. In U.S. dollar, overseas revenue amounted to US$623 million, growing 6% from 1Q15.

▪ Cost of goods sold

Braskem's cost of goods sold (COGS) in 1Q16 amounted to R$8.9 billion, increasing 4% from 1Q15, which is basically explained by the higher total sales volume and the depreciation in the Brazilian real, partially offset by the lower price of feedstocks, especially naphtha and propylene. In U.S. dollar, COGS came to US$2.3 billion, down 24% from 1Q15.

▪ SG&A Expenses

Selling, General and Administrative Expenses amounted to R$711 million, down R$57 million from the prior quarter. In U.S. dollar, SG&A expenses were US$182 million, down 9% from 4Q15.

Selling Expenses in the quarter were R$320 million, increasing 5% from 4Q15, due to (i) higher leasing expenses with freight cars, due to the start of acquisitions by Braskem Idesa; and (ii) higher total sales volume.

General and Administrative Expenses came to R$391 million in the quarter, down 15% from the previous quarter, reflecting primarily the lower expenses with (i) payroll, (ii) technical consulting services, (iii) marketing and advertising, and (iv) the cost-cutting program.

▪ EBITDA

Consolidated EBITDA6 in 1Q16 amounted R$3,058 million, growing R$1,573 million or 106% in relation to 1Q15. The main factors contributing to this performance were (i) higher sales volume; (ii) better spreads for basic petrochemicals and PP in the United States and Europe; (iii) higher volume of resin exports; (iv) continued good performance of the United States and Europe operations; and (v) average Brazilian real depreciation of 37% between the periods. In U.S. dollar, EBITDA amounted to US$780 million, increasing 54% compared to 1Q15. EBITDA margin excluding naphtha/condensate resales stood at 26.5%, expanding 11.4 p.p..

6 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies.  However, note that EBITDA is not a measure established in accordance with International Financial Reporting Standards (IFRS) and is presented herein in accordance with Instruction 527 issued on October 4, 2012 by the Securities and Exchange Commission of Brazil (CVM).

▪ Net Financial Result

In 1Q16, the net financial result was an expense of R$1,475 million, which is explained by:

•         Financial expenses: increased R$15 million and R$20 million compared to 4Q15 and 1Q15, respectively, mainly due to the start of the transition to the hedge accounting of exports on the income statement, in the amount of R$422 million, impacting the line “Exchange Variation.”

•         Financial income: came to R$263 million in 1Q16, due to: (i) the appreciation in the Brazilian real between the end of the two periods, which affected the cash position in U.S. dollar when translated into Brazilian real; (ii) the effect from the cumulative translation adjustment (CTA) of subsidiaries abroad; and (iii) the reinstatement of PIS and COFINS tax rates on financial income as of 4Q15.

Excluding the effects from exchange and monetary variation, the net financial result in 1Q16 was an expense of R$555 million, decreasing by R$158 million from the expense in the prior quarter and increasing R$62 million from 1Q15.

R$ million	1Q16	4Q15	1Q15

Financial Expenses	(1,212)	(1,197)	(1,192)
Interest Expenses	(425)	(435)	(422)
Monetary Variation (MV)	(105)	(103)	(85)
Foreign Exchange Variation (FX)	(426)	(283)	(451)
Net Interest on Fiscal Provisions	(28)	(114)	(9)
Others	(228)	(262)	(225)
Financial Revenue	(263)	84	603
Interest	113	82	152
Monetary Variation (MV)	42	43	39
Foreign Exchange Variation (FX)	(431)	(57)	402
Others	13	16	10
Net Financial Result	(1,475)	(1,114)	(589)

R$ million	1Q16	4Q15	1Q15

Net Financial Result	(1,475)	(1,114)	(589)
Foreign Exchange Variation (FX)	(857)	(340)	(49)
Monetary Variation (MV)	(64)	(60)	(46)
Net Financial Result Excluding FX and MV	(555)	(713)	(494)

Braskem holds net exposure to the U.S. dollar (i.e., more USD-pegged liabilities than USD-pegged assets). On March 31, 2016, this exposure was formed: (i) in the operations, by 77% of suppliers, which was partially offset by 49% of accounts receivable; and (ii) in the capital structure, by 83% of net debt.

Since its operating cash flow is heavily linked to the dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar and approximately 80% of its costs are pegged to this currency.

▪Net Income

Braskem posted net income in the quarter of R$747 million, which benefitted from the good operational performance.

▪Corporate Debt and Liquidity:

Debt	mar/16		dec/15		mar/15		Chg.	Chg.
R$ million	(A)		(B)		(C)		(A)/(B)	(A)/(C)
Gross Debt	26,419		28,480		23,127		-7%	14%
in R$	5,791	22%	6,065	21%	6,269	27%	-5%	-8%
in US$	20,628	78%	22,415	79%	16,858	73%	-8%	22%
Cash and Cash Equivalents	7,434		7,352		4,901		1%	52%
in R$	2,482	33%	2,599	35%	2,634	54%	-4%	-6%
in US$	4,952	67%	4,754	65%	2,267	46%	4%	118%
Net Debt	18,984		21,128		18,226		-10%	4%
in R$	3,309	17%	3,466	16%	3,635	20%	-5%	-9%
in US$	15,676	83%	17,661	84%	14,591	80%	-11%	7%
Net Debt / EBITDA	1.72x		2.23x		3.30x		-23%	-48%
Dolar - end of the period	3.5589		3.9048		3.2080		-9%	11%

Debt	mar/16		dez/15		mar/15		Chg.	Chg.
US$ million	(A)		(B)		(C)		(A)/(B)	(A)/(C)
Gross Debt	7,423		7,294		7,209		2%	3%
in R$	1,627	22%	1,553	21%	1,954	27%	5%	-17%
in US$	5,796	78%	5,740	79%	5,255	73%	1%	10%
Cash and Cash Equivalents	2,089		1,883		1,528		11%	37%
in R$	698	33%	666	35%	821	54%	5%	-15%
in US$	1,391	67%	1,217	65%	707	46%	14%	97%
Net Debt	5,334		5,411		5,681		-1%	-6%
in R$	930	17%	888	16%	1,133	20%	5%	-18%
in US$	4,405	83%	4,523	84%	4,548	80%	-3%	-3%
Net Debt / EBITDA	1.72x		1.91x		2.55x		-10%	-33%

Note: the above table does not include the debt related to the Mexico project in the amount of R$3.2 billion, since these liabilities were contracted through a project finance structure and will be repaid exclusively using the cash generated by the project. Similarly, no cash from the Mexico project is included in the analysis.

On March 31, 2016, gross debt (excluding debt from the Mexico Project) amounted to US$7.4 billion, of which 78% was denominated in U.S. dollar.

The balance of cash and investments pegged to the dollar was US$2,089 million, or 67% of the total. When measured in Brazilian real, the cash balance ended the period at R$7.4 billion.

On March 31, 2016, net debt (excluding debt from the Mexico Project) amounted to US$5.3 billion, declining 1% from December 31, 2015.

Corporate leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, declined in the quarter to 1.72 times, which is the lowest level of the last 10 years and 33% lower than in the same period last year.

On March 31, 2016, the average debt term was 15.3 years and, considering only dollar-denominated debt, the average debt term was 18.3 years. The average debt cost on March 31, 2016 was 6.09% in U.S. dollar and 10.67% in Brazilian real, compared to 6.13% and 11.58%, respectively, in the prior quarter.

In line with its strategy to maintain high liquidity and its financial health, Braskem also maintains two stand-by credit facilities in the amounts of US$750 million and R$500 million, both of which mature in 2019. The Company's stand-by credit facilities were not used in the period and do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause).

Braskem’s high level of liquidity, with a cash position of R$7.4 billion, covers the payment of all obligations maturing over the next 37 months. Considering the stand-by credit facilities, this coverage is 42 months.

Braskem’s debt maturity profile on March 31, 2016 was as follows:

Risk rating agencies:

In February 2016, the risk-rating agency Standard & Poor's (S&P) downgraded Brazil’s sovereign rating to BB on the global scale and reaffirmed the negative outlook.

Despite the sovereign downgrade, Braskem’s rating on the global scale was reaffirmed at BBB- with a negative outlook. According to S&P, Braskem’s robust cash position and the fact that it has operations overseas contributed to the decision to keep its rating unchanged.

Also in February, Moody’s downgraded Brazil’s sovereign rating and reaffirmed the negative outlook. According to the agency’s scale, the rating was downgraded by two notches to Ba2.

Following the downgrading of the sovereign rating, Moody’s downgraded Braskem’s rating by one notch to Ba1. Despite the downgrade, its risk rating is still one notch above the sovereign rating. According to Moody’s, although Braskem’s assets are concentrated in Brazil, it has a strong financial profile and diversified revenue with sources from overseas, which reduces the impact from the weak domestic economy.

Braskem’s rating is currently above the sovereign rating at the three main risk-rating agencies and is considered investment grade by S&P and Fitch.

▪ Investment7 :

Braskem invested R$746 million in 1Q16, most of which was allocated to the Mexico project, as shown in the following table.

In 2016, the Company plans to invest R$3,661 million, as follows:

(i)     49% (R$ 1,797 million) in operational investments (maintenance, productivity, HES, shutdowns and operating efficiency), as follows:

a.     R$ 1.6 billion in Brazil (including disbursements for the scheduled maintenance shutdown of one of the lines at the cracker in Camaçari, Bahia in 4Q16); and

b.     US$48 million in the United States and Europe;

(ii)    32% (US$329 million) in contributions to the Mexico project; and

7 Includes the operating investments, maintenance shutdowns and spare parts of Braskem and its subsidiaries and the capital injections/contributions to the Mexico project.

(iii)   15% (R$ 537 million) for other strategic projects, including:

a.     R$255 million in Brazil, of which R$144 million is for the feedstock flexibility project for using up to 15% ethane as feedstock at the cracker in Bahia; and

b.     US$69 million in the United States and Europe, including: (1) UTEC production in the United States, which is scheduled to start operations in the second half of 2016; and (2) improving industrial productivity at the PP plants in the United States and Germany, seeking to meet the growing demand for this resin in regional markets and at a competitive cost.

Investments

Million	1Q16		2016e
Operational (R$)	189	25%	1,797	49%
Brazil (R$)	186		1,595
United States and Europe (US$)	1		48
Mexico (R$)	516	69%	1,327	36%
Mexico (US$)	129		329
Strategic Projects (R$)	42	6%	537	15%
Brazil (R$)	5		255
United States and Europe (US$)	10		69
Total (R$)	746	100%	3,661	100%
Brazil (R$)	191		1,850
Mexico, United States and Europe (US$)	140		447

Of the total investment planned for 2016, 51% (R$1,855 million) will be allocated in Brazil and 49% (US$447 million) will be allocated abroad.

▶  VALUE DRIVERS:

Mexico:

As part of the gradual ramp-up of the petrochemical complex in Mexico that began in December with the utilities area, Braskem Idesa successfully completed the startup of the cracker on March 18 and the specification of ethylene on March 26.

On April 6, the petrochemical complex reached another important milestone with the production of its first lot of PE after the startup of the first high-density polyethylene plant.

On April 28, the second high-density polyethylene in the complex came online.

The next step will be the startup of the third and last low-density polyethylene plant and the stabilization of operations.

With the complex’s startup, Braskem Idesa’s production is already being sold in the Mexican market and the company has also made its first exports. The launch of sales of the PE produced by Braskem Idesa marks the end of the pre-marketing phase, which secured sales of approximately 200 kton of PE to over 350 clients.

UTEC:

The project includes investments of approximately US$35 million for the production of the ultra-high molecular weight polyethylene resin UTEC in La Porte, Texas. The plant in the United States will complement the production capacity of the existing UTEC line in Brazil at the petrochemical complex in Camaçari.

Developed using 100% Brazilian technology, UTEC resin has applications across a wide range of industries, such as oil drilling and construction.

The plant’s startup is slated for the second half of 2016.

Feedstock flexibility project in Bahia:

The project includes investments of R$380 million to enable the cracker in Bahia to use ethane for up to 15% of its feedstock. The project also includes the retrofitting of the plant and adaptation of the port infrastructure, and is scheduled to start operating in the second half of 2017.

Braskem also signed a 10-year contract with an affiliate of Enterprise Products for the supply of ethane imported from the United States at a price based on the Mont Belvieu international reference price.

Long-term propylene supply agreement with Enterprise:

Braskem signed a propylene supply agreement with Enterprise Products, which is building a propane dehydrogenation plant (PDH) in Texas with annual production capacity of 750 kton that is slated for startup in 2017.

Under the 15-year agreement, Enterprise Products will supply sufficient propylene to meet approximately 16% of the needs of the United States and Europe unit, at a propylene price based on the international reference for propane.

Cost-cutting program:

Braskem launched a cost-cutting program in 2015, with 11 work fronts and over 200 Braskem Team Members engaged in identifying opportunities. These opportunities include improving processes and optimizing the scope and structure.

With potential savings of R$400 million on a recurring basis, the cost-cutting program delivered an effective gain of R$67 million in the quarter. Since its implementation, the program has delivered an effective gain of R$176 million and a recurring gain of R$248 million. The expectation is for the program to attain a recurring gain of approximately R$315 million by yearend.

Sustainable Development

Braskem continues to focus on strengthening its contribution to sustainable development, mitigating risks and seeking shared value creation. Its efforts in this area are structured along three main fronts: (i) increasingly sustainable Resources and Operations; (ii) increasingly sustainable Products; and (iii) Solutions for a more sustainable life. The highlights in the quarter include:

•         Diversity: Braskem was selected from among 200 companies in Brazil as one of the ten best companies for women to work at based on a survey conducted by Love Mondays (12,000 respondents). Braskem’s diversity program began to be reported to the People and Organization Committee, an advisory committee to the Board of Directors, demonstrating the strategic importance attributed to the topic.

•         Climate Change: Braskem’s 2015 greenhouse gas (GHG) emissions inventory, verified by KPMG, confirmed the efficiency of the Company's operations continued to improve, with a decrease of 8.4% in absolute terms and 16.2% in the intensity emissions of GHG (scope 1+2).

•         Green PE: Tetra Pak, in partnership with Braskem, launched Tetra Rex®, a packaging made 100% from renewable materials. The new product combines our Green PE with paper certified by the Forest Stewardship Council (FSC) and is being sold for the transportation of fresh milk in Finland and Sweden. The negotiations with Japan-based Suntory Bebidas e Alimentos (SBF) were concluded and the world’s first bottle cap made from Green PE, which will be used by the company’s mineral water, was launched in April. The entry into this market of biobased plastic was made possible by the partnership with Toyota Tsusho, a distributor of Braskem’s resins in Asia and Oceania.

•         The Sustainability Yearbook: Braskem was included for the second time in “The Sustainability Yearbook” published by RobecoSAM, an international investment consulting firm specializing in sustainability. Braskem figured among the 19 leading companies in the world chemical industry and the 12 leading Brazilian companies.

Other Events

Allegations

In early March 2015, declarations made by defendants in judicial proceedings of a criminal nature were made public, in which Braskem, certain former managers and one former executive were cited in allegations of alleged improper payments in order to benefit the Company in raw material supply agreements entered into with Petrobras (“Allegations”).

In light of such facts, the Company's Management and Board of Directors immediately approved the engagement of law firms with vast experience in similar cases in the United States and Brazil to conduct an independent internal investigation into the Allegations ("Investigation").

These firms are conducting the Investigation and will report their findings directly to an Ad Hoc committee of the Board of Directors of the Company. Through said firms, Braskem voluntarily contacted the regulatory agencies of capital markets in Brazil (Securities and Exchange Commission of Brazil - CVM) and the United States (Securities and Exchange Commission – SEC, and the Department of Justice - DOJ) to inform them of the ongoing Investigation.

The duration or findings of the Investigation cannot be anticpated. The Management is committed to taking all the necessary measures to clarify the facts and will keep the market informed of any developments in this matter.

For additional information on the Allegations, see note 18 (a) of the Quarterly Information for the period ended March 31, 2016.

Class Actions

A class action has been filed with the U.S. courts by the Boilermaker-Blacksmith National Pension Trust, as Lead Plaintiff, alleging the Company has made misrepresentations and/or failed to disclose through its SEC filings the existence of improper payments. The Company has engaged an expert U.S. law firm to represent it and the Lead Plaintiff is expected to present its mended initial pleading by May 19, 2016.

For additional information on the Class Actions, see note 18 (b) of the Quarterly Information for the period ended March 31, 2016.

▶  OUTLOOK

In April, the International Monetary Fund (IMF) released the latest version of its World Economic Outlook. According to the organization, the baseline projection for global growth in 2016 is a modest 3.2%, reaching 3.5% in 2017.

Emerging countries should still represent the highest share of global growth in 2016, with projected growth of 4.1% this year, which is still 2 p.p. below the average of the last decade. The growth forecast reflects a combination of the following factors: (i) weak economic growth in oil-exporting countries; (ii) a moderate slowdown in China, from growth of 6.9% in 2015 to 6.5% in 2016; and (iii) a still-weak outlook for exporters of non-oil commodities, including in Latin America, following further price decline.

For developed countries, the IMF projects growth of 1.9% this year. In the United States, growth is projected to continue at a moderate pace, at 2.4% for 2016, supported by strengthening balance sheets and an improving housing market.

The euro zone should continue its modest recovery this year, with growth projected at 1.5%. The weakening external demand should be outweighed by the favorable effects of lower energy prices. According to the IMF, growth potential is expected to remain weak as a result of: (i) high private and public debt, (ii) low investment, and (iii) high unemployment.

In Brazil, the expectation for 2016 is for the economy to perform as poorly as in 2015, with another year of negative GDP growth, of 3.8%. According to the IMF, recession continues to take its toll on employment and real incomes, while domestic uncertainties continue to constrain the government’s ability to formulate and execute policies. Furthermore, the IMF believes GDP will turn positive at some point during 2017, supported by a stronger Brazilian real, though with GDP ending the year with zero growth.

In the petrochemical industry, the expectation is for spreads to remain at healthy levels in 2016. Some volatility is possible, especially in the Asian market, with the new PP capacities coming online in China, which is counterbalanced by a more positive scenario in the U.S. PP market. This scenario becomes more challenging after 2017, when a more relevant volume of gas-based PE capacities will come online in the United States.

In this context, Braskem’s strategy continues to be based on (i) diversifying its feedstock and geographic profile; (ii) strengthening its relations with Clients; (iii) developing Brazil’s petrochemical and plastics chain; (iv) capturing operating efficiency gains; (v) while maintaining the company’s financial health and cost discipline.

Another important highlight was the commissioning of the Mexico Project, which incorporates important feedstock and geographic diversification into the Company’s asset portfolio. Braskem has already reached an important milestone by producing the first lot of PE at the Mexico Petrochemical Complex. The milestone is part of the gradual ramp-up in the plant’s commissioning that began in December 2015 with the startup of the utilities area, which was followed by the startup of the cracker in March this year. The complex’s operations should ramp up gradually over the course of the year and more markedly in the second half of 2016.

In line with its strategy to cut expenses, Braskem will continue to implement its cost-cutting program, with potential recurring annual savings of R$400 million, whose benefits should be fully attained in 2017.

Lastly, Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities for creating value for its Clients, Shareholders and Society and for increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

EXHIBITS LIST:

DISCLAIMER

This release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any liability for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

(R$ million)

Income Statement (R$ million)	1Q16	4Q15	1Q15	Change	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Gross Revenue	14,139	14,109	11,939	0%	18%
Net Revenue	12,172	12,332	10,195	-1%	19%
Cost of Good Sold	(8,925)	(9,524)	(8,590)	-6%	4%
Gross Profit	3,247	2,809	1,605	16%	102%
Selling Expenses	(320)	(306)	(262)	5%	22%
General and Administrative Expenses	(391)	(462)	(337)	-15%	16%
Other Net Operating Income (expenses)	(65)	(542)	(40)	-88%	62%
Investment in Subsidiary and Associated Companies	2	1	2	-	-
Operating Profit Before Financial Result	2,473	1,499	968	65%	155%
Net Financial Result	(1,475)	(1,114)	(589)	32%	151%
Profit Before Tax and Social Contribution	998	385	379	159%	163%
Income Tax / Social Contribution	(251)	(227)	(175)	11%	43%
Net Profit	747	158	204	372%	266%
Earnings Per Share	0.97	0.28	0.32	-	-

EXHIBIT II

EBITDA Calculation

(R$ million)

EBITDA Statement	1Q16	4Q15	1Q15	Change	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Profit	747	158	204	372%	266%
Income Tax / Social Contribution	251	227	175	11%	43%
Financial Result	1,475	1,114	589	32%	151%
Depreciation, amortization and depletion	583	541	519	8%	12%
Cost	542	469	480	16%	13%
Expenses	41	72	38	-43%	6%
Basic EBITDA	3,056	2,039	1,487	50%	106%
Provisions for the impairment of long-lived assets (i)	3	128	(0)	-	-
Results from equity investments (ii)	(2)	(1)	(2)	-	-
Others (iii)	-	67	-	-	-
Adjusted EBITDA	3,058	2,234	1,485	37%	106%
EBITDA Margin	25.1%	18.1%	14.6%	7.0 p.p.	10.6 p.p.

(i)                  Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)                 Corresponds to results from equity investments in associated companies and joint ventures.

(iii)                 Adjustments made in 4Q15 because they do not impact operating cash generation as per the Company’s understanding: (a) provision for retirees’ health plan (Nota 21.2.1) in the amount of R$54 million; and (b) provision related to the action for payment of dividends at Polialden Petroquímica S.A. (subsidiary merged in 2006).

EXHIBIT III

Consolidated Balance Sheet

 (R$ million)

ASSETS	03/31/2015	12/31/2015	Change
	(A)	(B)	(A)/(B)
Current	16,422	17,498	-6%
Cash and Cash Equivalents	7,524	7,440	1%
Marketable Securities/Held for Trading	1	1	19%
Accounts Receivable	2,309	2,735	-16%
Inventories	5,145	5,517	-7%
Recoverable Taxes	1,082	1,272	-15%
Other Receivables	362	533	-32%
Non Current	40,433	42,463	-5%
Marketable Securities/ Held-to-Maturity	37	46	-19%
Compulsory Deposits and Escrow Accounts	278	277	0%
Deferred Income Tax and Social Contribution	2,364	3,227	-27%
Taxes Recoverable	1,273	1,304	-2%
Insurance claims	70	63	10%
Investments	78	86	-10%
Property, Plant and Equipament	32,837	33,962	-3%
Intangible Assets	2,834	2,888	-2%
Others	662	610	9%
Total Assets	56,855	59,961	-5%

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2015	12/31/2015	Change
	(A)	(B)	(A)/(B)

Current	14,470	16,682	-13%
Suppliers	9,047	11,699	-23%
Financing	2,262	1,969	15%
Project Finance	392	302	30%
Derivatives	44	58	-24%
Salary and Payroll Charges	675	605	12%
Dividends and Interest on Equity	754	754	0%
Taxes Payable	811	745	9%
Advances from Customers	114	120	-4%
Sundry Provisions	72	94	-24%
Post-employment Benefit	0	0	0%
Other Payable	300	338	-11%
Non Current	38,743	41,941	-8%
Suppliers	101	57	77%
Financing	23,117	25,370	-9%
Project Finance	11,040	11,975	-8%
Derivatives	1,142	1,185	-4%
Deferred Income Tax and Social Contribution	700	731	-4%
Taxes Payable	30	27	11%
Sundry Provisions	671	654	3%
Other Payable	213	218	-2%
Intercompany Loan	1,580	1,539	3%
Others	149	186	-20%
Shareholders' Equity	3,642	1,338	172%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	2,882	2,882	0%
Treasury Shares	(50)	(50)	0%
Other Comprehensive Income*	(7,555)	(9,085)	-17%
Retained Earnings	782	-	-
Non Controlling Interest on Braskem Idesa	(692)	(685)	1%
Total Liabilities and Shareholders' Equity	56,855	59,961	-5%

* Includes the exchange variation of financial liabilities designated as hedge accounting (Note 14.3 to the Financial Statements).

EXHIBIT IV

Cash Flow Statement

(R$ million)

Cash Flow	1Q16	4Q15	1Q15
Profit Before Income Tax and Social Contribution	998	385	379
Adjust for Net Income Restatement
Depreciation, Amortization and Depletion	583	541	519
Equity Result	(2)	(1)	(2)
Interest, Monetary and Exchange Variation, Net	387	438	1,167
Provision for losses - fixed assets	20	120	4
Cash Generation before Working Capital	1,985	1,482	2,067
Operating Working Capital Variation
Market Securities	17	105	8
Account Receivable	434	612	(618)
Recoverable Taxes	316	288	291
Inventories	413	(259)	578
Advanced Expenses	8	(101)	5
Other Account Receivables	(8)	(107)	(253)
Suppliers	(1,871)	490	449
Advances from Customers	(5)	(25)	8
Taxes Payable	(208)	(179)	130
Other Account Payables	32	383	(41)
Other Provisions	(5)	211	(29)
Operating Cash Flow	1,109	2,899	2,596
Interest Paid	(259)	(410)	(350)
Income Tax and Social Contribution	(95)	(143)	(10)
Net Cash provided by operating activities	755	2,345	2,236
Proceeds from the sale of fixed assets	0	0	1
Additions to Fixed Assets	(751)	(1,120)	(816)
Additions to Intangible Assets	(5)	(8)	(1)
Financial Assets Held to Maturity	-	2	-
Cash used in Investing Activities	(756)	(1,125)	(816)
Obtained Borrowings	895	1,071	1,752
Payment of Borrowings	(1,049)	(1,240)	(1,973)
Repurchase of Shares	-	-	(1)
Dividends	(0)	(0)	(0)
Cash used in Financing Activities	(154)	(169)	(222)
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	238	41	(120)
Increase in Cash and Cash Equivalents	84	1,093	1,078
Represented by
Cash and Cash Equivalents at The Beginning of The Period	7,440	6,347	3,993
Cash and Cash Equivalents at The End of The Period	7,524	7,440	5,071
Increase in Cash and Cash Equivalents	84	1,093	1,078

EXHIBIT V

Production Volume

PRODUCTION CONSOLIDATED

tons	1Q15	2Q15	3Q15	4Q15	1Q16

Polyolefins
PE's	654,264	684,594	686,812	623,150	629,737
PP	347,108	412,277	366,656	384,322	408,228
Total	1,001,372	1,096,871	1,053,467	1,007,472	1,037,965

Vinyls
PVC	132,354	130,028	133,080	146,836	125,906
Caustic Soda	102,814	103,697	115,303	114,372	105,727
Chlorine	11,665	10,962	-	-	12,160
Total	246,832	244,686	248,383	261,208	243,793

Main Basic Petrochemicals
Ethylene	826,657	872,465	871,006	786,949	831,422
Propylene	346,739	359,202	354,719	329,136	341,327
Benzene	169,339	166,077	174,966	156,593	165,845
Butadiene	92,137	105,898	101,279	89,959	100,802
Toluene	35,912	36,958	35,328	26,411	32,666
Paraxylene	39,561	48,461	50,828	41,136	51,230
Cumene	47,395	57,857	54,896	42,931	56,553
Total	1,982,100	2,028,269	1,999,715	1,831,086	2,028,350

United States and Europe
PP	460,866	505,568	490,788	509,806	499,233

EXHIBIT VI

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume
CONSOLIDATED
tons	1Q15	2Q15	3Q15	4Q15	1Q16

Polyolefins
PE's	487,677	399,158	440,766	378,276	391,425
PP	312,046	271,065	288,754	255,084	269,267
Vinyls
PVC	154,051	121,508	136,254	117,680	119,698
Caustic Soda	104,364	107,829	114,257	109,248	109,652

Main Basic Petrochemicals
Ethylene	118,188	130,877	133,089	103,608	127,181
Propylene	46,552	61,470	72,627	65,431	60,747
Benzene	108,744	125,209	116,486	114,876	117,216
Butadiene	57,521	56,109	58,803	47,676	49,832
Toluene	11,627	8,632	6,528	10,674	11,952
Paraxylene	26,426	35,481	31,986	34,797	38,185
Cumene	49,046	57,845	49,296	49,848	49,530

EXHIBIT VII

Sales Volume - Export Market – Main Products

Export Market - Sales Volume
CONSOLIDATED
tons	1Q15	2Q15	3Q15	4Q15	1Q16
Polyolefins
PE's	203,664	256,271	274,389	186,721	244,227
PP	52,788	113,891	131,106	88,365	136,580
Vinyls
PVC	24	3,187	48,738	13,426	34,256

Main Basic Petrochemicals
Ethylene	12,093	12,421	18,217	20,128	23,784
Propylene	53,322	40,684	40,375	36,073	19,314
Benzene	49,326	49,174	48,396	54,504	57,771
Butadiene	34,891	42,917	43,886	43,710	52,907
Toluene	37,101	21,788	25,703	19,411	17,291
Paraxylene	10,250	14,950	15,342	10,251	5,250
Cumeno	-	-	-	-	-

United States and Europe
PP	460,278	493,373	502,293	517,329	499,577

EXHIBIT VIII

Consolidated Net Revenue

Net Revenue
R$ million	1Q15	2Q15	3Q15	4Q15	1Q16

Polyolefins
Domestic Market	3,582	3,342	3,705	3,402	3,383
Export Market	1,024	1,650	1,898	1,382	1,709

Vinyls
Domestic Market	637	593	663	679	651
Export Market	0	9	145	41	90

Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	446	595	693	564	609
Butadiene	114	119	165	134	116
Cumene	158	141	138	146	142
BTX	344	454	462	452	476
Others	436	288	141	373	583
Export Market
Ethylene/Propylene	196	164	178	164	142
Butadiene	72	116	152	128	150
BTX	164	221	230	212	180
Others	193	463	725	288	204

United States and Europe	1,751	1,985	2,140	2,363	2,535

Resale*	742	903	1,194	1,593	797
Quantiq	193	214	227	241	213

Others¹	144	336	307	169	191
Total	10,195	11,592	13,164	12,332	12,172
*Naphtha, condensate and crude oil
¹Includes pre-marketing activity in Mexico

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.